Exhibit 99.1
Riskified Reports Strong Second Quarter Revenue Growth of 21%;
Board Authorizes $75 Million Share Repurchase Program
Intends to File Motion Seeking Court Approval in Israel for its Repurchase Program

NEW YORK, August 15, 2023 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in eCommerce fraud and risk intelligence, today announced financial results for the three and six months ended June 30, 2023. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“I am extremely pleased by our strong results, highlighted by year-over-year revenue growth of 21% and a 67% year-over-year improvement in Adjusted EBITDA performance. As we get closer to sustained profitability on an Adjusted EBITDA basis, our Board of Directors has determined that it is the right time for the Company to initiate a share repurchase program for the benefit of the company and our shareholders. We believe that we have sufficient capital to continue investing and pursuing profitable growth and are taking this step to enable us to be able to take advantage of attractive repurchase opportunities as they arise. We continue to execute on our business model and position our business for the long-term,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
Q2 2023 Business Highlights

•Growth Outside and within Tickets & Travel: We continued to see strong growth in our Tickets and Travel vertical, propelled by the ongoing activity in live-events and experiences. Outside of this category, for the first time in several quarters our other verticals, in aggregate resumed their growth trajectories in the second quarter, an encouraging development, and a sign of the fundamental health of our overall business.

•Further Diversification of the Business Outside of the United States: Deepened our geographic reach with the onboarding of new merchants. Eight of the top 10 new merchants won during the second quarter represented regions outside of the United States. In particular, we added new merchants in Canada, United Kingdom, France, Australia and China, all exciting areas of expansion.

•Announced Relationship with Global Leader in eCommerce Dedicated to Health and Wellness: Merchant is leveraging Riskified’s eCommerce fraud and risk intelligence platform with the objective of boosting approval rates and revenues, streamlining its manual review processes, and minimizing fraud losses. Riskified’s machine learning platform now automates the review of all transactions, improving the speed and accuracy of fraud detection and decision-making. As a result of the relationship with Riskified, only 1.5% of transactions require additional manual review, a reduction of over 90%.

•Successful Cross-Sell of Policy Protect: During the second quarter of 2023, we went live with our Policy Protect product with an existing Enterprise level merchant in the electronics industry. Using Policy Protect, Riskified is able to help solve abusive returns and block bad customers upon checkout, potentially saving millions in returns for the merchant, and addressing a large and growing problem.

•Completed Integration with Enterprise eCommerce Platform commercetools: In August 2023, we completed a critical integration with commercetools, a global leader in composable commerce, to seamlessly deliver Riskified’s award-winning product Chargeback Guarantee at scale. The integration solidifies an innovation-led partnership that enables merchants to leverage Riskified’s AI-driven approach to increase eCommerce approval rates, lower chargeback and fraud losses, and improve operational efficiencies.

•Board Authorizes Share Repurchase Program: Our Board of Directors authorized the repurchase of up to $75 million of the Company’s ordinary shares, subject to receipt of approval by the Tel Aviv District Court Economic Department (the "Israeli court"). Share repurchases are expected to be used to manage share dilution and to take advantage of attractive repurchase opportunities. Our strong balance sheet, with zero debt and approximately $480 million of cash, deposits and accrued interest as of June 30, 2023, enables us to continue investing in the growth of our business, and simultaneously enhance shareholder value through a share repurchase program.

•Hosted Riskified’s Annual Merchant Summit: The 2023 summit, Ascend, was attended by over 120 merchant contacts and prospects from over ten countries and across all major verticals, and represented an increase in participation from the prior year. Ascend brings together eCommerce industry leaders and experts united in tackling emerging challenges in fraud, policy abuse, and payments.

Q2 2023 Financial Performance Highlights
The following table summarizes our consolidated financial results for the three and six months ended June 30, 2023 and 2022, in thousands except where indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$30,955	$25,399	$58,223	$48,077
Increase in GMV year over year	22%		21%
Revenue	$72,766	$59,932	$141,673	$118,777
Increase in revenues year over year	21%		19%

Gross profit	$37,023	$30,606	$72,864	$60,974
Gross profit margin	51%	51%	51%	51%

Operating profit (loss)	$(22,086)	$(32,952)	$(45,075)	$(65,927)
Net profit (loss)	$(16,894)	$(33,193)	$(34,845)	$(66,606)

Adjusted EBITDA(1)	$(4,586)	$(13,790)	$(9,755)	$(27,386)
“We believe that our strong second quarter and first half of 2023 results demonstrate the resilience of the business, and our ability to execute on our go-to-market goals. Continuing with our commitment to optimize our cost base and accelerate our timeline to profitability, we once again meaningfully improved our Adjusted EBITDA performance year-over-year. Looking forward, we remain on track to deliver positive Adjusted EBITDA in the fourth quarter of 2023,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Financial Outlook:

We are improving our revenue guidance for the year ending December 31, 2023 as follows:

•Revenue between $298 million and $303 million, or $300.5 million to the midpoint.

We assume no further changes to the macro-environment in the near term, which remains factored into our revenue guidance for the year.

We continue to expect:

•Adjusted EBITDA(2) to be between negative $17 million and negative $12 million, or negative $14.5 million to the midpoint.

We are committed to continuing to manage the business in a disciplined manner and seek to identify further leverage in the business model.

(1) GMV is a key performance indicator and Adjusted EBITDA is a non-GAAP measure of financial performance. See “Key Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2023 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss), the most directly comparable GAAP financial measure, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and potentially significant impact on our future GAAP financial results.

Authorization to Repurchase Ordinary Shares

On August 8, 2023, the Company's Board of Directors authorized the repurchase of up to $75 million of the Company’s ordinary shares, subject to the completion of required Israeli regulatory procedures. Any share repurchases under the program may be made from time to time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. The Company intends to fund repurchases from existing cash and cash equivalents. If and when approved by the Israeli court, the timing, as well as the number and value of any shares repurchased under the program, will be determined by the Company at its discretion under the Board authorized program and will depend on a variety of factors, including management's assessment of the intrinsic value of the Company's ordinary shares, the market price of the Company's ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. The Company is not obligated to acquire any particular amount of ordinary shares under the program, and the program may be suspended, modified or discontinued at any time without prior notice. This press release is neither an offer to purchase nor a solicitation of an offer to buy any securities.

Under Israeli law, the Company’s ability to repurchase ordinary shares is subject to receipt of Israeli court approval, which would cover an initial period of six months, after which period renewed court approval would be needed to continue the program. We expect to file a motion with the Israeli court on or around September 6, 2023, requesting that the Israeli court provide up to $75 million of share repurchase authority. The court approval process is expected to take several months. The Company will announce the Israeli court’s decision promptly once it is obtained.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, August 15, 2023 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance, including Adjusted EBITDA, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and non-GAAP measures of liquidity, including Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our eCommerce risk intelligence platform during the period indicated, including orders that we did not approve.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment, and cash spent on capitalized software development costs.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Litigation-related expenses: We exclude costs associated with the legal matter discussed under the caption "Legal Proceedings" in our Form 6-K furnished with the Securities and Exchange Commission ("SEC") on August 15, 2023, because such costs are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
Immaterial Error Correction

During the quarter ended June 30, 2023, we identified an immaterial error relating to the period over which certain sales commissions were amortized. We assessed the materiality of the error on the financial statements for prior years individually and in the aggregate, and concluded that it was not material to any previously issued interim or annual financial statements. We corrected the error by revising the consolidated statements of operations appearing herein by increasing sales and marketing expense by $0.2 million and $0.3 million for the three and six months ended June 30, 2022, respectively as well as by revising the consolidated balance sheet as of December 31, 2022, by decreasing deferred contract acquisition costs and increasing accumulated deficit by $2.0 million.
Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2023, future growth potential in new industries and new geographies, anticipated implementation timeline and benefits of our proposed share repurchase program, internal modeling assumptions, expectations as to our new merchant pipeline and upsell opportunities and our ability to compete, the performance of our products, our management of our cash outflow, and business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; our history of net losses and ability to achieve profitability; our ability to attract new merchants and retain existing merchants; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and changes in laws and regulations related to use of these payment methods, such as PSD2, and the emergence of new alternative payment products; the impact of macroeconomic conditions on us and on the performance of our merchants; our ability to continue to improve our machine learning models; fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; competition; our merchant concentration; the financial condition of our merchants, particularly in challenging macroeconomic environments; our ability to increase the adoption of our products and to develop and introduce new products; our ability to mitigate the risks involved with selling our products to large enterprises; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; changes to our prices and pricing structure; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates; our ability to obtain additional capital; risks associated with our proposed share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value, risks relating to our ability to obtain authorization and re-authorization, as necessary, by the Tel Aviv District Court Economic Department to permit share repurchases, or other factors; our third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our machine learning models and access to third-party and merchant data; our ability to comply with evolving data protection, privacy and security laws; our ability to comply with lending regulation and oversight; the development of regulatory frameworks for machine learning technology and artificial intelligence; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; our ability to successfully establish partnership channels and to integrate with these partners; potential claims related to the violation of the intellectual property rights of third parties; our limited experience managing a public company; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or judgements relating to our critical accounting policies; our business in China; changes in tax laws or regulations; increasing scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F, filed with the SEC on February 24, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified

Riskified empowers businesses to grow eCommerce revenues and profit by mitigating risk. The world’s largest merchants and prestige brands partner with Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale and to improve customer retention. Supported by a deeply experienced team of eCommerce risk analysts, data scientists and researchers, Riskified’s award-winning machine learning platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of June 30, 2023	As of December 31, 2022

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$383,769	$188,670
Restricted cash	2,326	2,347
Short-term deposits	90,000	287,000
Accounts receivable, net	38,021	37,547
Prepaid expenses and other current assets	11,393	14,371
Total current assets	525,509	529,935
Property and equipment, net	17,139	18,586
Operating lease right-of-use assets	32,948	35,158
Deferred contract acquisition costs	14,223	14,383
Other assets, noncurrent	8,674	8,922
Total assets	$598,493	$606,984
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,854	$2,110
Accrued compensation and benefits	17,904	24,134
Guarantee obligations	9,892	12,361
Provision for chargebacks, net	11,027	11,980
Operating lease liabilities, current	6,606	6,214
Accrued expenses and other current liabilities	15,681	15,813
Total current liabilities	64,964	72,612
Operating lease liabilities, noncurrent	28,275	31,202
Other liabilities, noncurrent	10,928	8,734
Total liabilities	104,167	112,548
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of June 30, 2023 and December 31, 2022; 115,157,270 and 102,084,746 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of June 30, 2023 and December 31, 2022; 60,945,014 and 68,945,014 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	—	—
Additional paid-in capital	884,312	848,609
Accumulated other comprehensive profit (loss)	(2,607)	(1,639)
Accumulated deficit	(387,379)	(352,534)
Total shareholders’ equity	494,326	494,436
Total liabilities and shareholders’ equity	$598,493	$606,984

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenue	$72,766	$59,932	$141,673	$118,777
Cost of revenue	35,743	29,326	68,809	57,803
Gross profit	37,023	30,606	72,864	60,974
Operating expenses:
Research and development	18,264	17,947	37,058	36,060
Sales and marketing	23,216	23,057	45,339	46,335
General and administrative	17,629	22,554	35,542	44,506
Total operating expenses	59,109	63,558	117,939	126,901
Operating profit (loss)	(22,086)	(32,952)	(45,075)	(65,927)
Interest income (expense), net	5,617	1,319	11,064	1,993
Other income (expense), net	503	(44)	1,248	(76)
Profit (loss) before income taxes	(15,966)	(31,677)	(32,763)	(64,010)
Provision for (benefit from) income taxes	928	1,516	2,082	2,596
Net profit (loss)	$(16,894)	$(33,193)	$(34,845)	$(66,606)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	(20)	(3,669)	(968)	(3,094)
Comprehensive profit (loss)	$(16,914)	$(36,862)	$(35,813)	$(69,700)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.10)	$(0.20)	$(0.20)	$(0.40)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	175,618,208	166,365,844	174,238,825	165,480,508

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(16,894)	$(33,193)	$(34,845)	$(66,606)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(522)	(1,520)	(1,408)	(1,695)
Provision for (benefit from) account receivable allowances	54	(73)	194	(175)
Depreciation and amortization	880	826	1,780	1,681
Amortization of capitalized internal-use software costs	383	123	766	247
Amortization of deferred contract costs	2,514	1,657	4,561	3,208
Share-based compensation expense	15,799	18,136	32,155	36,523
Non-cash right-of-use asset changes	1,116	1,051	2,227	2,138
Changes in accrued interest on deposits	806	(384)	445	(655)
Ordinary share warrants issued to a customer	384	383	768	767
Other	38	102	75	107
Changes in operating assets and liabilities:
Accounts receivable	(9,592)	(4,666)	(827)	7,350
Deferred contract acquisition costs	(1,948)	(1,675)	(3,531)	(2,498)
Prepaid expenses and other assets	521	1,966	1,212	6,935
Accounts payable	1,394	598	1,728	1,607
Accrued compensation and benefits	(2,565)	1,876	(6,059)	(5,585)
Guarantee obligations	(39)	636	(2,469)	(2,342)
Provision for chargebacks, net	4,094	328	(953)	(2,386)
Operating lease liabilities	(786)	(1,095)	(1,406)	(2,370)
Accrued expenses and other liabilities	(503)	2,578	950	4,377
Net cash provided by (used in) operating activities	(4,866)	(12,346)	(4,637)	(19,372)
Cash flows from investing activities:
Purchases of short-term deposits	—	(40,211)	(50,000)	(191,964)
Maturities of short-term deposits	118,000	—	247,000	85,211
Purchases of property and equipment	(61)	(434)	(248)	(2,979)
Capitalized software development costs	—	(545)	—	(972)
Net cash provided by (used in) investing activities	117,939	(41,190)	196,752	(110,704)
Cash flows from financing activities:
Proceeds from exercise of share options	1,574	1,426	2,780	2,181
Payments of deferred offering costs	—	—	—	(190)
Net cash provided by (used in) financing activities	1,574	1,426	2,780	1,991
Effects of exchange rates on cash, cash equivalents, and restricted cash	(33)	(1,348)	183	(1,924)
Net increase (decrease) in cash, cash equivalents, and restricted cash	114,614	(53,458)	195,078	(130,009)
Cash, cash equivalents, and restricted cash—beginning of period	271,481	348,576	191,017	425,127
Cash, cash equivalents, and restricted cash—end of period	$386,095	$295,118	$386,095	$295,118

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net profit (loss)	$(16,894)	$(33,193)	$(34,845)	$(66,606)
Provision for (benefit from) income taxes	928	1,516	2,082	2,596
Interest (income) expense, net	(5,617)	(1,319)	(11,064)	(1,993)
Other (income) expense, net	(503)	44	(1,248)	76
Depreciation and amortization	1,263	949	2,546	1,928
Share-based compensation expense	15,799	18,136	32,155	36,523
Payroll taxes related to share-based compensation	129	77	277	90
Litigation-related expenses	309	—	342	—
Adjusted EBITDA	$(4,586)	$(13,790)	$(9,755)	$(27,386)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
GAAP gross profit	$37,023	$30,606	$72,864	$60,974
Plus: depreciation and amortization	434	173	872	344
Plus: share-based compensation expense	188	146	383	294
Plus: payroll taxes related to share-based compensation	3	2	5	2
Non-GAAP gross profit	$37,648	$30,927	$74,124	$61,614
Gross profit margin	51%	51%	51%	51%
Non-GAAP gross profit margin	52%	52%	52%	52%

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
GAAP cost of revenue	$35,743	$29,326	$68,809	$57,803
Less: depreciation and amortization	434	173	872	344
Less: share-based compensation expense	188	146	383	294
Less: payroll taxes related to share-based compensation	3	2	5	2
Non-GAAP cost of revenue	$35,118	$29,005	$67,549	$57,163

GAAP research and development	$18,264	$17,947	$37,058	$36,060
Less: depreciation and amortization	388	359	781	733
Less: share-based compensation expense	3,476	2,451	6,910	4,883
Non-GAAP research and development	$14,400	$15,137	$29,367	$30,444

GAAP sales and marketing	$23,216	$23,057	$45,339	$46,335
Less: depreciation and amortization	250	238	507	486
Less: share-based compensation expense	4,877	4,881	9,774	10,204
Less: payroll taxes related to share-based compensation	68	45	137	58
Non-GAAP sales and marketing	$18,021	$17,893	$34,921	$35,587

GAAP general and administrative	$17,629	$22,554	$35,542	$44,506
Less: depreciation and amortization	191	179	386	365
Less: share-based compensation expense	7,258	10,658	15,088	21,142
Less: payroll taxes related to share-based compensation	58	30	135	30
Less: litigation-related expenses	309	—	342	—
Non-GAAP general and administrative	$9,813	$11,687	$19,591	$22,969

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$(4,866)	$(12,346)	$(4,637)	$(19,372)
Purchases of property and equipment	(61)	(434)	(248)	(2,979)
Capitalized software development costs	—	(545)	—	(972)
Free Cash Flow	$(4,927)	$(13,325)	$(4,885)	$(23,323)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net profit (loss)	$(16,894)	$(33,193)	$(34,845)	$(66,606)
Depreciation and amortization	1,263	949	2,546	1,928
Share-based compensation expense	15,799	18,136	32,155	36,523
Payroll taxes related to share-based compensation	129	77	277	90
Litigation related expenses	309	—	342	—
Non-GAAP net profit (loss)	$606	$(14,031)	$475	$(28,065)

Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	175,618,208	166,365,844	174,238,825	165,480,508
Add: Dilutive Class A and B ordinary share equivalents	8,005,974	—	8,785,919	—
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	183,624,182	166,365,844	183,024,744	165,480,508

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.10)	$(0.20)	$(0.20)	$(0.40)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$0.00	$(0.08)	$0.00	$(0.17)